Filed Pursuant to Rule 433

Registration Statement 333-135234

Relating to Preliminary Prospectus Supplement dated March 22, 2007

Republic of Panama

Final Term Sheet

Issuer:	Republic of Panama

Transaction:	Re-opening of 6.700% U.S. Dollar-Denominated Amortizing Global Bonds due 2036

Ratings:	Ba1/BB/BB+

Distribution:	SEC Registered

Amount Issued:	U.S.$450,000,000 (brings total aggregate principal amount to U.S.$1,813,297,000)

Coupon:	6.700% (30/360-day count basis)

Maturity:	January 26, 2036

Offering Price:	103.375% plus accrued interest from January 26, 2007

Yield to maturity:	6.437%

Spread to Benchmark Treasury:	+163.5 basis points

Benchmark Treasury:	4.500% due 2/15/2036

Benchmark Treasury Yield:	4.802%

Underwriting Fee:	0.25%

Denominations:	U.S.$1,000/integral multiples of U.S.$1,000 in excess thereof

Interest Payment Dates:	January 26 and July 26

Beginning:	July 26, 2007

Settlement:	April 2, 2007

CUSIP:	698299AW4

ISIN:	US698299AW45

Underwriting:	Under the terms and subject to the conditions contained in an Underwriting Agreement incorporated by reference in the Terms Agreement, dated March 22, 2007, Morgan Stanley & Co. Incorporated as the underwriter has agreed to purchase and Panama has agreed to sell to the underwriter, the principal amount of the global bonds indicated below:

Underwriter/Sole Bookrunner:	Morgan Stanley & Co. Incorporated: U.S.$450,000,000

A preliminary prospectus supplement of the Republic of Panama accompanies the free-writing prospectus and is available from the SEC’s website at http://www.sec.gov/Archives/edgar/data/76027/000119312507061405/d424b5.htm

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated at 1-212-761-4000 (attention: Global Capital Markets).

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